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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                SECOND PHASE OF THE SAKHALIN II PROJECT TO BEGIN


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of May 15, 2003


Commission File Number 09929


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)


             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                      Form 20-F   X     Form 40-F
                                -----             ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                            Yes         No    X
                                -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______




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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 15, 2003

                                            MITSUI & CO., LTD.


                                 By:  /s/ Tasuku Kondo
                                     -----------------------
                                     Name:  Tasuku Kondo
                                     Title: Executive Director
                                            Senior Executive Managing Officer
                                            Chief Financial Officer







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                                                                    May 15, 2003


FOR IMMEDIATE RELEASE

                                                              MITSUI & CO., LTD.


                SECOND PHASE OF THE SAKHALIN II PROJECT TO BEGIN


Sakhalin Energy Investment Company Ltd. (headquartered in Sakhalin, Russian Federation)--a three-way joint venture among Mitsui & Co., Ltd. (Mitsui), the Royal Dutch/Shell Group (Shell), and Mitsubishi Corporation (Mitsubishi)--announced on May 15, 2003, that it would begin the second phase of development of the Sakhalin II Project. This announcement marks the beginning of full-scale development aimed at year-round crude oil production and LNG production.

In addition to crude oil production during the summer months in the Astokhskoye field (the first phase), the second phase of the project will involve the construction of one drilling facility each, in the Piltun and Lunskoye fields, for extraction of crude oil and natural gas. The output of crude oil and gas will be transported through approximately 800-kilometer pipelines to Prigorodonoe, an ice-free, year-round port located in southern Sakhalin. The crude oil and LNG will then be shipped to Japan and other destinations via crude oil shipment facilities and an LNG plant that will be constructed in the same area. The total budget for this development project will be approximately US$10 billion.

Estimated reserves of the crude oil and gas condensate are approximately 1.1 billion barrels and estimated reserves of natural gas are approximately 17 trillion cubic feet. The commencement of year-round oil shipments is scheduled for 2006, and shipments of LNG are scheduled to begin in 2007. At the peak, the facility will produce 60 million barrels of crude oil annually and 9.6 million tons of LNG. The facilities will include two LNG liquefaction trains, each of which will produce 4.8 million tons annually,



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the largest of their kind in the world. We are confident that this project would play an important role as one of the significant supply sources in the ever growing Asian energy market for the coming 20-30 years.

Sakhalin Energy has marketed the output of the project to companies using LNG, principally electric power and gas utility companies in Japan, and recently concluded a memorandum of understanding for long-term sales to Tokyo Gas Co., Ltd. In addition, since negotiations for long-term transactions with a number of other LNG users are in the final stages, a formal announcement of intentions to begin the second phase of the project was issued.

Regarding financing, arrangements are being made for project finance schemes--principally those involving public- and private-sector financial institutions and international institutions--backed by the long-term transactions agreements that will be concluded, primarily with electric power and gas utility companies in Japan.

In addition, in implementing this project, Sakhalin Energy will aim for "sustainable development" and will continue to strive to strike the proper balance among the interests of society, the economy, and the environment.

Mitsui places a high priority on its energy development activities, and, through the issuance of the announcement of the commencement of the second stage of this project and the implementation of the project, will create further growth of business activities in this field. In addition, the Sakhalin II Project will make a major contribution to the stability of Japan's energy supply in view of its close proximity to the Japanese archipelago and the vast reserves that the project can tap. Sakhalin II will also be Russia's first project for supplying gas to Japan and Southeast Asia as well as its first LNG project.



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OUTLINE OF SAKHALIN ENERGY INVESTMENT COMPANY LTD.


1.   Headquarters: Eujinosahalinsk, Sakhalin Province, Russian Federation

2.   Representative: Steve McVeigh

3.   Date of establishment: April 1994

4.   Principal business: Implementation of the Sakhalin II Project

5.   Shareholders: Royal Dutch/Shell Group (55%), Mitsui (25%), Mitsubishi (20%)



For further information, please contact:

           Akira Kimura
           Corporate Communications Division
           Mitsui & Co., Ltd.
           Telephone: +81-3-3285-7596, Facsimile: +81-3-3285-9819
           E-mail: A.Kimura@mitsui.com




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